As filed with the Securities and Exchange Commission on December 7, 2011.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of issuer of deposited securities as specified in its charter)

Brazilian Petroleum Corporation - Petrobras

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing common shares of Petróleo Brasileiro S.A. - PETROBRAS	1,000,000,000 American Depositary Shares	$5.00	$50,000,000	$5,805.00

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 6, 9, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 2, 3, 7, 8 and 12

Item - 2.

AVAILABLE INFORMATION

Public reports furnished by Petróleo Brasileiro S.A. - PETROBRAS	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

EXHIBITS

a.

Form of Amended and Restated Deposit Agreement (Common Shares) dated as of ____________, 2011 among Petróleo Brasileiro S.A. - PETROBRAS, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. -- Filed herewith as Exhibit 1.

b.

Letter from The Bank of New York Mellon to Petróleo Brasileiro S.A. - PETROBRAS relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

UNDERTAKINGS

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 7, 2011.

Legal entity created by the agreement for the issuance of depositary shares representing  common shares of Petróleo Brasileiro S.A. - PETROBRAS.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Veronica Westberg

Name:  Veronica Westberg

Title:    Managing Director

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Pursuant to the requirements of the Securities Act of 1933, Petróleo Brasileiro S.A. - PETROBRAS  has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Rio de Janeiro, Brazil, on December 7, 2011.

Petróleo Brasileiro S.A. - PETROBRAS

By:  /s/ Guilherme Barbassa
         Name: Guilherme Barbassa

Title:   Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints J. S. Gabrielli de Azevedo and Almir Guilherme Barbassa, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 7, 2011.

/s/ Guido Mantega

Chair of the Board of Directors

Guido Mantega

/s/ J. S. Gabrielli de Azevedo

Chief Executive Officer and Member of the Board of J. S. Gabrielli de Azevedo

Directors

___________________________________

Member of the Board of Directors

Miriam Belchior

/s/ Francisco Roberto de Albuquerque

Member of the Board of Directors

Francisco Roberto de Albuquerque

/s/ Josué Christiano Gomes da Silva

Member of the Board of Directors

Josué Christiano Gomes da Silva

___________________________________

Member of the Board of Directors

Jorge Gerdau Johannpeter

___________________________________

Member of the Board of Directors

Luciano Galvão Coutinho

/s/ Sergio Franklin Quintella

Member of the Board of Directors

Sergio Franklin Quintella

/s/ Márcio Pereira Zimmermann

Member of the Board of Directors

Márcio Pereira Zimmermann

/s/ Almir Guilherme Barbassa

Chief Financial Officer and Chief Investor Relations

Almir Guilherme Barbassa

Officer

/s/ Marcos Antonio da Silva Menezes

Chief Accounting Officer

Marcos Antonio da Silva Menezes

/s/ Theodore Marshall Helms

Authorized Representative in the United States

Theodore Marshall Helms

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement (Common Shares) dated as of __________, 2011 among Petróleo Brasileiro S.A. - PETROBRAS, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Letter from The Bank of New York Mellon to Petróleo Brasileiro S.A. - PETROBRAS relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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